EXHIBIT 107
Calculation of Filing Fee Table
424(b)(5)
(1)
(Form Type)
CME GROUP INC.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Re
gi
stered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee (2)

Newly Registered Securities

Fees to Be Paid	Debt	4.400% Notes due 2030	457(r)	$750,000,000	99.573%	$746,797,500	$153.10 per $1 million	$114,334.70

Carry Forward Securities

Carry Forward Securities	—	—	—	—	—	—	—	—

	Total Offering Amount					$746,797,500		$114,334.70

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							$114,334.70

(1)	The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate amount of that offering is $750,000,000.
(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.